[Janus Letterhead]                  Exhibit 99-B.8.34

                                                                 January 1, 1996

VIA FACSIMILE

Aetna Life Insurance and Annuity
     Company
151 Farmington Avenue
Hartford, CT  06156

Dear Ladies and Gentlemen:

       In consideration for increasing the amount of your reimbursement under the May 11, 1994 Fund Participation Agreement (the "Agreement") between you and Janus Capital Corporation ("Janus"), you have agreed to amend the Agreement to include the following provisions:

       1. Effective as of the first of the month following receipt by Janus of your signed acknowledgement of, and agreement to, this letter, the fee paid pursuant to the Agreement shall be .25% on an annual basis of the average aggregate amount, rather than .15%.

       2. You agree to send all marketing materials to Janus for review prior to release.

       3.   You represent, warrant, and covenant that:

            a. You will not be a "fiduciary" of the plans (the "Plans") which purchase your annuity contracts or funding agreements, as such term is defined in Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code");

            b. To the best of your knowledge, your receipt of the fees described in the Agreement will not constitute a non-exempt "prohibited transaction" as such term is defined in section 406 of ERISA and Section 4975 of the Code, and, you are not required to be registered as a broker and dealer or as a transfer agent pursuant to the Securities Exchange Act of 1934 or any applicable state securities laws, in order to enter into and perform the services set forth in the Agreement;

            c. To the best of your knowledge, your receipt of the fees described in the Agreement does not constitute fees paid for investment advice, as that term is defined by ERISA, nor does it constitute payment for solicitation as defined under Rule 206(4)-3 of the Investment Advisors Act of 1940;

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Aetna Life Insurance and Annuity
     Company
January 1, 1996
Page 2


            d. You will disclose the existence of fee arrangements like that under the Agreement and this letter agreement to Plan fiduciaries unrelated to you, prior to such Plan's allocation to the Janus Funds;

            e. You do not make investment recommendations with respect to any of the Janus Funds to any of the Plans or Plan participants; however, registered representatives of your broker-dealer affiliates will provide recommendations to customers in compliance with suitability requirements of the National Association of Securities Dealers, Inc. and other appropriate regulators.


                                     Very truly yours,

                                     JANUS CAPITAL CORPORATION


                                     By  /s/  Stephen L. Stieneker
                                         --------------------------------------
                                         Stephen L. Stieneker
                                         Vice President of Compliance


ACKNOWLEDGEMENT AND AGREEMENT

       We acknowledge and agree to the above amendments to the Agreement and further acknowledge that the Agreement, as supplemented by the above, is ratified and confirmed.

AETNA LIFE INSURANCE AND
ANNUITY COMPANY


By  /s/  Laura Estes                             Date:  May 30, 1996
    -------------------------------                     -----------------------
    Name:  Laura Estes
    Title:  Senior Vice Presidnet